10th May, 2023 Acquisition of CTI Biopharma Expanding Sobi’s position in rare haematology Exhibit 99.2

This presentation contains forward-looking statements by Sobi that involve risks and uncertainties and reflect Sobi’s judgment as of the date of this presentation. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding: the timing of the anticipated acquisition and when and whether the anticipated acquisition ultimately will close; the potential contributions the acquisition is expected to bring to Sobi; and the expected impact on Sobi’s future financial and operating results. Actual events or results may differ from Sobi’s expectations due to risks and uncertainties inherent in Sobi’s business, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Sobi may not receive sufficient number of shares tendered from CTI’s stockholders to complete the tender offer; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Sobi, Purchaser or CTI to consummate the transaction; risks that the proposed transaction disrupts the current plans and operations of Sobi or CTI; the ability of CTI to retain key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; Sobi’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating CTI with its existing businesses; legislative, regulatory and economic developments; and other risks described in Sobi’s press releases and presentations. These forward-looking statements are made only as of the date hereof and Sobi disclaims any intent or obligation to update these forward-looking statements after the date hereof, except as required by law. Forward looking statements

Additional Information and Where to Find It The Offer for all of the outstanding shares of common stock (the “Shares”) of CTI BioPharma Corp. (the “Company”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Parent”) and Cleopatra Acquisition Corp., a Delaware corporation and indirect, wholly owned subsidiary of Parent (“Purchaser”) will file with the SEC, upon the commencement of the Offer. At the time the Offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. Holders of Shares can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or on the Company’s website at www.ctibiopharma.com.

Guido Oelkers | Chief Executive Officer Henrik Stenqvist | Chief Financial Officer Tony Hoos | Head of R&D and Medical Affairs, Chief Medical Officer Presenters

Highly accretive to Sobi’s revenue and margins Complementary haematology reach and expertise Severe thrombocytopenic MF represents an unmet clinical need VONJO® has a differentiated profile in myelofibrosis (MF) Sobi and CTI Biopharma: Combined Leadership In Haematology

Sobi is excited to add VONJO® to its haematology franchise Business: Commercial biopharmaceutical company focused on the development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers Headquarters: Seattle, Washington Founded: 1991 Employees: 144 Publicly traded since 1997 – Market: Nasdaq; Ticker: CTIC Novel oral kinase inhibitor with specificity for JAK2 and IRAK1, without inhibiting JAK1 Approved in the US for the treatment of intermediate or high-risk primary or secondary myelofibrosis with a platelet count below 50 k/μL Received accelerated approval based on spleen volume reduction  Phase 3 PACIFICA confirmatory study for myelofibrosis in patients with severe thrombocytopenia in progress VONJO is the only agent specifically studied for cytopenic myelofibrosis Lead product VONJO (pacritinib)

VONJO is a great fit to Sobi’s strategy Lead in Haematology Go Global Capture the value of the pipeline Address severe unmet clinical need in a rare blood disorder Strong US potential with further opportunities in international markets Potential for expansion into new indications1 1. Future indications will need to be evaluated.

Rationale for the transaction: CTI acquisition is a transformational step for Sobi Differentiated asset by clinical data and mode of action in an area of unmet medical need Highly skilled workforce in the area of Haemato-Oncology Confidence in impactful execution  Significant accelerator for Sobi’s mid-term growth in our core business Accelerate US business by creating sales synergies with Sobi franchise Internationalize the franchise in a step wise approach Develop the product beyond its current label

The acquisition of VONJO continues our journey to build the leading rare haematology franchise Leading products in Haemophilia A and B Only oral TPO-RA with no food restrictions and clean safety profile First and only JAK1-sparing inhibitor that targets both JAK2 and IRAK11 Safe and efficacious CD-19 ADC in severe DLBCL First in class C3 inhibitor and only sub-cutaneous therapy in PNH 1: Approved in the US for the treatment of adults with intermediate or high-risk primary or secondary (post-polycythaemia vera or post-essential thrombocythemia) myelofibrosis with a platelet count below 50 k/μL sobi

Myelofibrosis is a rare haematological condition affecting more than 78,000[1] patients worldwide

Myelofibrosis is a rare blood disease *characterised by scarring of the bone marrow, as well as disruption of the normal production of blood cells*

- More than **78,000 patients worldwide**[1], with approximately 20,000 patients in the US[2]
- **Myelofibrosis causes impaired blood cell production** leading to anaemia and thrombocytopenia[3]
- **Myelofibrosis is often characterised by upregulation of JAK-STAT target genes**[4]
- **~1/3 of patients have severe thrombocytopenia**[5], with poor median overall survival of 15 months[6]
- **Large unmet medical need** with limited treatment options for patients with severe thrombocytopenia[7]

1. GlobalData 2022 analysis for diagnosed patients in 8 major markets; 2: Mehta et al., Leukemia & Lymphoma, 2014; 3: Harrison CN, et al. Leukemia 2016, Masarova et al. Leukemia Research 2020; 4: Mascaranhas et al., Leukemia, 2022, Rampal et al., Blood, 2014; 5: Masarova et al. Leukemia Research 2020, Sastov et al., Clin Lym Myelom Leuk, 2022, Masarova et al. Leukemia Research 2020; 6: Alhuraiji et al 2016, Hernández-Boluda et al 2018, Masarova et al 2018, Scotch et al 2017; 7: Verstovsek et al., NEJM, 2010

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VONJO is the first FDA-approved treatment for cytopenic Myelofibrosis ~30% of Myelofibrosis patients suffer from very low platelets. This represents a particularly high unmet need due to a significantly worse prognosis1,2 Clinically, one hallmark of this disease is the strongly increased spleen size3 However, patients with very low platelets would often not be eligible for existing medicines until recently due to drug-induced cytopenias further worsening the platelet count4 VONJO represents an important novel treatment option, and the first FDA-approved medicine for severely affected Myelofibrosis patients suffering from low platelets 1: Low platelets defined as <100k/μL; 2: Alhuraiji et al 2016, Hernández-Boluda et al., Br J Hematol, 2018, Masarova et al 2018, Scotch et al., Leuk Res, 2017; Masarova et al. Leukemia Research 2020; 3: O'Reilly RA  et al., West J Med, 1998; 4: Verstovsek et al., NEJM, 2010

sobi

VONJO is the first and only JAK1-sparing inhibitor that targets both JAK2 and IRAK1

VONJO's unique Mechanism of Action

JAK Pathway | *IRAK Pathway* | *NF-κB Pathway*

JAK1	JAK2	IRAK1	ACVR1
	VONJO (pacritinib) capsules	VONJO (pacritinib) capsules	VONJO (pacritinib) capsules
Not inhibited	*Inhibited by **VONJO®***		
Sparing JAK1 avoids drug-induced myelosuppression	Inhibiting JAK2 can reduce MF-related symptoms	IRAK1 inhibition can reduce MF-related symptoms	ACVR1 inhibition can lead to anaemia benefits

Ref. CTI Company investor presentation; 1. Jarocha J, et al. Blood 2018;132(Supplement 1):2559. 2. Mascarenhas J, et al. Haematologica 2017;102(2):327-335. 3. Singer J, et al. Abstract #1874. Oral presentation ASH 2014. 4. Fisher D, et al. Leukemia 2019;33(8):1978-1995. 5. Lai HY, et al. Blood Adv 2019;3(2):122-131. 6. Balka KR, et al. J Leukoc Biol. 2019;105(2):339-351. 7. Oh S, et al. Oral Presentation ASH 2022. Abstract #628. Pacritinib exhibits inhibitory activity against additional cellular kinases (such as CSF1R and IRAK1), although the clinical relevance of this activity is unknown. ACVR1= Activin A receptor type 1.

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VONJO has shown substantial evidence on Spleen Volume Reduction in Myelofibrosis with thrombocytopenia Percentage of patients with platelet counts <50k/µL achieving ≥35% Spleen Volume Reduction (SVR) at week 24 Ref.  PERSIST-2 clinical trial; FDA analysis in patients with platelets counts less than 50 k/μL VONJO has a predictable and manageable safety profile in PERSIST-2 Patients with a platelet count ≤100k/µL Potential Best in Class Benefit Only JAK inhibitor to demonstrate meaningful clinical benefit in cytopenic myelofibrosis Attractive Hematologic Profile Platelet count stability in the severe thrombocytopenia setting <50k/μL)ts less than 50 k/ 29% 3.1%

Summary of the transaction terms Consideration Financial benefit Timing All-cash offer of $9.10 per share Transaction value of $1.7bn (approximately SEK 17.1bn) on a fully-diluted basis 100% cash acquisition funded by committed debt financing Anticipate funding up to half of the transaction value via an equity raise post-closing of the acquisition by way of a rights issue where Investor AB has undertaken to subscribe for its pro rata share Expected cash flow generation to support rapid de-leveraging profile, preserving financial flexibility for future growth Sobi to initiate tender offer to acquire all outstanding shares Transaction expected to close in Q3 2023, subject to customary closing conditions Funding Expected to be accretive to Sobi’s revenue growth, and improve margin profile over the near-term Revenue and cost synergies expected from leveraging Sobi’s highly skilled and complementary US commercial infrastructure in rare haematology

Financing Overview Anticipated acquisition financing $, bn Ref.  1. Spot exchange rate as of 8 May 2023; USD/SEK 10.16 and EUR/USD 1.10.  Fully committed bank financing Long-term bank debt of EUR 800m / USD 883m1 Short-term equity bridge of SEK 8bn / USD 787m1 Equity bridge to be refinanced through a rights issue post transaction close Long-term debt to be syndicated in the bank market Positions Sobi with strong balance sheet to continue executing its strategy

Differentiated asset by clinical data and mode of action in an area of unmet medical need Highly skilled workforce in the area of Haemato-Oncology Significant accelerator for Sobi’s mid-term growth in our core business Confidence in impactful execution  Financially attractive Conclusion

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